MANAGED PORTFOLIO SERIES

OPERATING EXPENSES LIMITATION AGREEMENT AND GUARANTEE

THIS OPERATING EXPENSES LIMITATION AGREEMENT AND GUARANTEE (the “Agreement”) is made as of the 23rd day of May 2012, by, between and among Managed Portfolio Series, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Schedule A, which may be amended from time to time (the “Fund”), Bushido Capital Partners LLC, a Delaware Limited Liability Company headquartered in Washington, D.C. (“Bushido” or “Adviser”), and, with respect only to paragraph 3 below, Marshfield Associates, Inc., a federally registered investment adviser organized as a corporation under the laws of Washington, D.C. and affiliated with Bushido by virtue of common ownership (“Marshfield” or “Guarantor”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the 23rd day of May 2012, (the “Investment Advisory Agreement”); and

WHEREAS, the Fund, and each of its respective classes, is responsible for all of its operating expenses unless expressly assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

WHEREAS, the Trust (on behalf of the Fund) desires to have Marshfield guarantee the performance of Bushido’s obligations under this Agreement and Marshfield is willing to do so;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit each class of the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each class’ respective average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the annualized Operating Expenses of a class of the Fund, as accrued each day through the last calendar day of each month, exceed its Annual Limit (“Excess Expense”), the Adviser will pay to that class of the Fund the excess expense within fifteen (15) calendar days, or such other period as determined by the Board of Trustees of the Trust (the “Board”), of being notified that an excess expense payment is due.  In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3.  MARSHFIELD GUARANTEE.  In the event that Adviser fails to fulfill its obligations under paragraph 1 above, the Trust will provide Guarantor with written notice of such failure, which notice shall detail the amount of Excess Expense owed by Adviser with respect to each class of the Fund.  Guarantor agrees to pay such amounts to the Trust on behalf of the Fund and its respective classes within 5 calendar days of such notice.

4. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it or Guarantor pursuant to this Agreement under the same terms and conditions as Adviser is permitted to receive reimbursement of reductions of its investment advisory fee under the Investment Advisory Agreement.

5. TERM. This Agreement shall remain in effect for a period of not less than one year from the effective date of the Fund’s prospectus but, in no event shall the Agreement continue in effect after the period noted in Appendix A.

6. TERMINATION.  After this Agreement has been in effect for at least one (1) year from the effective date of the Fund’s prospectus, this Agreement may be terminated at any time upon sixty (60) days’ written notice, and without payment of any penalty prior to the completion of its term: (i) by the Board, on behalf of the Fund, or (ii) the Adviser, with the consent of the Board, which consent shall not be unreasonably withheld.  This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

7. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

8. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

9. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

MANAGED PORTFOLIO SERIES on behalf of the series listed on Schedule A	BUSHIDO CAPITAL PARTNERS, LLC

By: /s/ James R. Arnold	By: /s/ John Beatson
Name: James R. Arnold	Name: John H. Beatson
Title: President and Principal Executive Officer	Title: Managing Partner

MARSHFIELD ASSOCIATES, INC.
Signed with respect to Section 3 only

By: /s/ Carolyn Miller
Name: Carolyn Miller
Title: Principal

Appendix A

Series of Managed Portfolio Series	Operating Expense Limit	Termination Date

Bushido Capital Long/Short Fund
Institutional Class	1.50% of average daily net assets	December 31, 2014
Investor Class	1.85% of average daily net assets	December 31, 2014